Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-169119

February 4, 2011

IPath®

iPath Exchange Traded Notes

iPath® Long Enhanced S&P 500 VIX Mid-Term FuturesTM ETN

iPath Exchange Traded Notes (ETNs) are senior, unsubordinated, unsecured debt securities issued by Barclays Bank PLC that seek to provide exposure to the returns of a market or strategy with the trading flexibility of a listed security. Investors can trade on an exchange at market price or receive a cash payment at the scheduled maturity date or through early redemption¹, based on the performance of the index less investor fees and other applicable charges. The iPath® Long Enhanced S&P 500 VIX Mid-Term Futures™ ETN is linked to a leveraged return on the performance of the S&P 500® VIX Mid-Term Futures™ Total Return Index.

The ETNs do not pay any interest during their term and do not guarantee any return of principal at maturity or upon redemption1. In addition, the ETNs will be automatically redeemed if an automatic termination event occurs2.

NOTE DETAILS

Ticker VZZ

Intraday Indicative Value Ticker VZZ.IV

Bloomberg Index Ticker SPVXMTR

Participation Ticker* VZZ.PTNV

Long Index Amount Ticker VZZ.IXNV

Financing Level Ticker VZZ.FLNV

CUSIP 06740L170

Primary Exchange NYSE Arca

Fee Rate ** 0.89%

Financing Rate *** 3mo LIBOR + 0.89%

Automatic Termination Level $10.00 per ETN

Inception Date 11/29/10

Maturity Date 11/30/20

Index S&P 500 VIX Mid-Term FuturesTM Index TR

The “participation” is intended to approximate the ratio of the value of the notional exposure per ETN to the performance of the underlying Index relative to the value of each ETN, as is described in detail in the relevant prospectus.

The participation value will be published solely for informational purposes. It is not intended to serve as a basis for determining a price or quotation for the ETNs, or as basis for an offer or solicitation for the purchase, sale, redemption or termination of the ETNs.

The daily investor fee is calculated on a daily basis in the following manner: On the initial valuation date, the daily investor fee will equal $0. On any subsequent calendar day until maturity or redemption of the ETNs, the daily investor fee per ETN will equal the product of (a) the closing indicative note value on the immediately preceding calendar day times (b) the fee rate divided by (c) 365.

The daily financing charge is calculated on a daily basis in the following manner: On the initial valuation date, the daily financing charge for the ETNs will equal $0. On any subsequent calendar day until maturity or redemption of the ETNs, the daily financing charge per ETN for the ETNs will equal the product of (a) the financing level on the immediately preceding calendar day times (b) the financing rate divided by (c) 360. Because the daily investor fee accrues as part of the financing level and the daily financing charge is calculated on the basis of the financing level, a portion of the daily financing charge will reflect the incremental increase of the financing level attributable to the accrued daily investor fee.

INDEX COMPOSITION†

CBOE VIX Future APR 11 19.82%

CBOE VIX Future MAY 11 33.14%

CBOE VIX Future JUN 11 33.67%

CBOE VIX Future JUL 11 13.37%

† Weights of the underlying futures contracts in the Index expressed as a percentage of the total absolute dollar exposure of the portfolio.

Source: S&P as of 12/31/2010.

INDEX CORRELATIONS

S&P 500 VIX Mid-Term FuturesTM Index TR 1.00

S&P 500 VIX Short-Term FuturesTM Index TR 0.95

S&P 500 Index -0.86

CBOE SPX Volatility Index 0.83

Source: S&P, Bloomberg, BlackRock, CBOE (12/09-12/10), based on weekly returns.

Investors may redeem at least 25,000 units of the iPath® Long Enhanced S&P 500 VIX Mid-Term Futures™ ETN on a daily basis directly to the issuer, Barclays Bank PLC, subject to the procedures described in the relevant prospectus. A redemption charge of 0.05% times the daily redemption value will apply. The redemption charge is a one-time change imposed upon early redemption and is intended to allow the issuer to recoup brokerage and other transaction costs in connection with early redemption.

Barclays Bank PLC will automatically redeem the ETN (in whole only, but not in part) if, on any valuation date prior to or on the final valuation date, the intraday indicative note value per ETN is less than or equal to $10.00. Before investing in the ETN, investors should read in full the relevant prospectus, available through visiting www.iPathETN.com.

iPath® Long Enhanced S&P 500 VIX Mid-Term Futures™ ETN

INDEX DESCRIPTION

The S&P 500® VIX Mid-Term Futures™ Index TR is designed to provide access to equity market volatility through CBOE Volatility Index® (the "VIX Index") futures. Specifically, the S&P 500® VIX Mid-Term Futures™ Index TR offers exposure to a daily rolling long position in the fourth, fifth, sixth and seventh month VIX futures contracts and reflects the implied volatility of the S&P 500® Index at various points along the volatility forward curve. The Index futures roll continuously throughout each month from the fourth month VIX futures contract into the seventh month VIX futures contract.

A direct investment in VIX (commonly referred to as spot VIX) is not possible. The S&P 500® VIX Mid-Term Futures™ Index TR holds VIX futures contracts, which could involve roll costs and exhibit different risk and return characteristics.

INDEX TOTAL RETURNS & STANDARD DEVIATION

(as of 12/31/10)	3-MONTH RETURN%	6-MONTH RETURN %	1-YEAR RETURN %	STANDARD DEVIATION % ANNUALIZED*
S&P 500 VIX Mid-Term Futures™ Index TR	–23.57	–32.57	–13.19	38.58
S&P 500 VIX Short-Term Futures™ Index TR	–45.84	–70.02	–71.99	64.18
S&P 500 Index	10.76	23.27	15.06	19.26
CBOE SPX Volatility Index	–25.11	–48.61	–18.13	77.70

* Based on monthly returns for 12/09-12/10.

Source: S&P, Bloomberg, CBOE, BlackRock.

Index returns are for illustrative purposes only and do not represent actual iPath ETN performance. Index performance returns do not reflect any management fees, transaction costs or expenses. Indexes are unmanaged and one cannot invest directly in an index. Past performance is not indicative of future results. For current Index and iPath ETN performance, go to www.iPathETN.com.

An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see "Risk Factors" in the applicable prospectus.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-764-7284, or you may request a copy from any other dealer participating in the offering.

BlackRock Fund Distribution Company assists in the promotion of the iPath ETNs.

iPath ETNs (the "Securities") are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the Securities include limited portfolio diversification, trade price fluctuations, uncertain principal repayment, and illiquidity. Investing in the Securities is not equivalent to direct investment in index or index components. The investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the value of the relevant index has increased or decreased (as may be applicable to the particular series of Securities). An investment in iPath ETNs may not be suitable for all investors.

The Securities may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of Securities you may redeem directly with the issuer as specified in the applicable prospectus. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of Securities. **Sales in the secondary market may result in significant losses.**

For an investment in iPath ETNs linked to a leveraged participation in the performance of the S&P 500® VIX Mid-Term Futures™ Index TR, any decrease in the level of the index will result in a significantly greater decrease in the repayment amount, and you may receive less than your original investment in the ETNs at maturity or upon redemption. If the level of the index decreases sufficiently to trigger an automatic termination event, the Securities will be automatically deemed at the automatic redemption value, which is calculated after the close of business on the automatic termination date; therefore, the payment you receive on the automatic redemption date may be less than the intraday indicative note value at the time of the automatic termination event. Following the calculation of the automatic redemption value, you will not benefit from any subsequent increase in the applicable index level. The payment you receive following an automatic termination event will most likely be significantly less than the principal amount of the Securities and may equal $0. If current levels of market volatility persist, it is highly likely that an automatic termination event will occur. The "participation" value for the Securities, as described in the applicable pricing supplement, is published solely for informational purposes. It is not intended to serve as a basis for determining a price or quotation for the Securities, or as a basis for an offer or solicitation for the purchase, sale, redemption or termination of the Securities.

An investment in iPath ETNs linked to a leveraged participation in the performance of the S&P 500® VIX Mid-Term Futures™ Index TR is subject to risks associated with fluctuations, particularly a decline, in the performance of the index. Because the performance of the index is linked to the CBOE Volatility Index (the "VIX Index"), the performance of the index will depend on many factors including, the level of the S&P 500® Index, the prices of options on the S&P 500® Index, and the level of the VIX Index which may change unpredictably, affecting the value of futures contracts on the VIX Index and, consequently, the level of the index. Additional factors that may contribute to fluctuations in the level of the index include prevailing market prices and forward volatility levels of the U.S. stock markets and the equity securities included in the S&P 500® Index, the prevailing market prices of options on the VIX Index, relevant futures contracts on the VIX Index, or any other financial instruments related to the S&P 500® Index and the VIX Index, interest rates, supply and demand in the listed and over-the-counter equity derivative markets as well as hedging activities in the equity-linked structured product markets. Leverage increases the sensitivity of the Securities to changes in the value of the underlying index. The ratio between the value of the Securities and the notional exposure of each Security to the underlying index will fluctuate during the term of the Securities.

"Standard & Poor's®", "S&P®", "S&P 500®", "Standard & Poor's 500™" and "S&P 500 VIX Mid-Term Futures™" are trademarks of Standard & Poor's Financial Services LLC ("S&P") and have been licensed for use by Barclays Bank PLC. "VIX" is a registered trademark of the Chicago Board Options Exchange, Incorporated ("CBOE") and has been licensed for use by S&P. The Securities are not sponsored, endorsed, sold or promoted by S&P or the CBOE. S&P and CBOE make no representation, condition or warranty, express or implied, to the owners of the Securities or any member of the public regarding the advisability of investing in securities generally or in the Securities or in the ability of either index to track market performance.

©2011 Barclays Bank PLC. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners. iP-0337-0111 3370-03RB_01/11

Not FDIC Insured • No Bank Guarantee • May Lose Value

iP-VZZ-I1210

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